@NOTES NOTE 4 - ACQUISITION

@NOTES On November 1, 2000, the Short-Term Bond
Fund acquired substantially all of the assets of T. Rowe Price Summit Limited-Term Bond Fund and T. Rowe Price Short-Term U.S.
Government Fund (collectively, the acquired funds), pursuant to the Agreement and Plan of Reorganization dated September 1, 2000, and approved by shareholders of the acquired funds on October 25, 2000. The acquisition was accomplished by a tax-free exchange of 7,708,209 shares of Short-Term Bond Fund (with a value of $35,381,000) for the
7,897,473 shares of T. Rowe Price Summit
Limited-Term Bond Fund outstanding at the merger date; an additional 26,409,509 shares of Short-Term Bond Fund (with a value of
$121,219,000) were exchanged for the 26,583,256
shares of T. Rowe Price Short-Term
U.S. Government Fund outstanding at that date.
The net assets of the acquired funds at the merger date, which collectively included
$16,037,000 of accumulated net realized loss, $1,028,000 of net unrealized loss, and $650,000 of accumulated net operating loss, were combined with those of Short-Term Bond Fund, resulting in aggregate net assets of $460,097,000.